July 27, 2007
VIA EDGAR TRANSMISSION
Jay Mumford
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FGX International Holdings Limited
Registration Statement on Form S-1 (File No. 333-139525)
     Dear Mr. Mumford:
     On behalf of FGX International Holdings Limited (the “Registrant”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of, and Regulation C under, the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 4 (“Amendment No. 4”) to the Registrant’s Registration Statement on Form S-1 (File No. 333-139525), originally filed with the Commission on December 20, 2006 and amended on February 7, 2007, March 21, 2007 and June 28, 2007 (as amended, the “Registration Statement”), including one complete electronic version of the exhibits listed as filed therewith.
     Amendment No. 4 responds to comments received from the Commission’s staff (the “Staff”) by letter dated July 19, 2007 (the “Comment Letter”) with respect to the Registration Statement.
     For the Staff’s convenience, the Staff’s comments contained in the Comment Letter have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment. For the further convenience of the Staff, to the extent there have occurred changes with respect to certain text contained in the Registration Statement, the Registrant has indicated the new page numbers on which such revised text now appears in Amendment No. 4. All capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 4.
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Jay Mumford
Securities and Exchange Commission
July 27, 2007

Summary
1.	Please tell us how you have addressed the first bullet point in our comment 2. We note that your summary continues to provide extensive details that appear to be more appropriate for other sections of your document. See sample comment 29 in the Staff Legal Bulletin 7A June 7, 1999.

The Registrant has addressed the first bullet point in the Staff’s prior comment 2 by deleting duplicative percentages that represented its market share and duplicative details regarding the specific duration of its customer relationships and the number of people in its field service organization. In addition, in response to the Staff’s comment, the Registrant has further revised the Summary in the Registration Statement to delete other details under the headings “Our Company”, “Our Industry”, “Our Competitive Strengths” and “Our Growth Strategies” that may be more appropriate for other sections of the Registration Statement. Please refer to pages 1-4 of Amendment No. 4, which reflect the revisions.
Risk Factors, page 11
2.	Please provide us your analysis of whether the trend mentioned in your response to prior comment 4 — that customers are increasingly identifying your product by the retail outlet in which it was purchased rather than by brand name — presents a material risk to your disclosed marketing strategy that should be disclosed.

In response to the Staff’s comment, the Registrant has determined that the trend mentioned in its response to prior comment 4 highlights an important part of its marketing strategy risk and has revised its marketing strategy risk factor on page 16 of Amendment No. 4 accordingly.
Management’s Discussion and Analysis page 37
3.	Please tell us how investors will be able to determine from your disclosure the information presented in your response to prior comment 3.

The Registrant has advised us that, for the financial periods presented in the Registration Statement, (i) sales of its prescription frames were not material to its results of operations (representing less than 5% of its net sales for each of the financial periods presented) and (ii) it had only a de minimis amount of international sales of its prescription frames (representing less than $100,000 of its net sales for all of the financial periods presented). In response to the Staff’s comment, the Registrant has revised the Registration Statement to clarify the foregoing. Please refer to pages 37-38 of Amendment No. 4, which reflects the revisions.

Jay Mumford
Securities and Exchange Commission
July 27, 2007

Product Support, page 71
4.	The approach you mention in the last clause of your response to prior comment 7 appears to be related to the two situations mentioned in footnote 41 to Release 33-7856. However, because your use of web site addresses differs from those situations, we reissue the comment.

In response to the Staff’s comment, the Registrant has deleted the inactive textual references to its websites. Please refer to page 71 of Amendment No. 4, which reflects the revisions.
Compensation Discussion and Analysis, page 83
5.	We note your new disclosure about Mr. Kitchen’s compensation. Please disclose what comparable companies were used and clarify where Mr. Kitchen’s salary was benchmarked against the comparable companies.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to disclose that the comparable companies used to benchmark Mr. Kitchen’s salary were Chattem, Inc. and Constar International, Inc. Please refer to page 84 of Amendment No. 4, which reflects the revisions.

6.	We note that you state on page 84 that you met your EBITDA performance targets quantified on page 83. Yet the amounts disclosed on page 8 do not exceed those targets disclosed on page 83. Please disclose why the board authorized the bonus payments, even though the targets were not met.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to clarify that the board authorized the bonus payments based on the Registrant meeting certain targets that are based upon EBITDA after excluding certain expenses that the Board believed to be non-recurring. Please refer to page 83 of Amendment No. 4, which reflects the revisions.

7.	Please clarify whether the fiscal 2006 increases were the minimum increases required by contract. If not, please describe with specificity how the amount of the increases were determined; if the increases were based on the subjective judgment of the board, please say so directly.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to clarify (i) which fiscal 2006 increases were required by contract, (ii) that the base salary of Mr. Taylor is reviewed annually by the Registrant’s board of directors and (iii) that the base salary of each of the Registrant’s other named executive officers is reviewed annually by Mr. Taylor. Please refer to page 84 of Amendment No. 4, which reflects the revisions.

Jay Mumford
Securities and Exchange Commission
July 27, 2007

8.	Please disclose the percentage increase in the officers’ base salaries for 2006 and 2007 and demonstrate how Mr. Taylor’s increase was “substantially” consistent.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to disclose the percentage increase in the named executive officers’ base salaries and to demonstrate how Mr. Taylor’s increase was “substantially” consistent. Please refer to page 84 of Amendment No. 4, which reflects the revisions.
Option Grant Policies, page 85
9.	We note your response to our prior comment 12. Please disclose how many options each of your named executive officers will be receiving in the IPO grants.

The Registrant has advised us that (i) none of its named executive officers, other than Mr. Kitchen, will be receiving options in the IPO Grants and (ii) it has not yet determined how many options Mr. Kitchen will be receiving in the IPO Grants. In response to the Staff’s comment, the Registrant has revised the Registration Statement to clarify the foregoing and has advised us that it will further revise the Registration Statement prior to requesting acceleration of effectiveness to disclose how many options Mr. Kitchen will be receiving in the IPO Grants. Please refer to page 85 of Amendment No. 4, which reflects the revisions.
Certain Relationship and Related Persons Transactions, page 114
10.	Please clarify how the factors mentioned at the end of the first paragraph will be applied. For example, if there is another source available, will the related-party transaction not be approved?

In response to the Staff’s comment, the Registrant has revised the Registration Statement to clarify that the audit committee will apply their business judgment based upon all relevant facts and circumstances, in accordance with their fiduciary duties to the Registrant’s shareholders, when considering the factors mentioned at the end of the first paragraph. Please refer to page 114 of Amendment No. 4, which reflects the revisions.

Jay Mumford
Securities and Exchange Commission
July 27, 2007

11.	We note your response to prior comment 14. However:

•	a promoter as defined by rule 405 includes a person who founds or organizes your business, as it appears that Berggruen Holdings has. Also, Regulation S-K Item 404(c)(1) requires specified disclosure regarding transactions involving promoters during the last five fiscal years, regardless of the involvement of a shell company or whether they are a selling shareholder.

•	it appears that you have not addressed the last sentence of prior comment 14. Instruction 1 to Regulation S-K Item 404 requires disclosure for the periods specified in Item 404 and for the two fiscal years preceding the registrant’s last fiscal year. Therefore, the disclosure in this section should include relevant transactions with Berggruen Holdings throughout that period, like those in your prior responses mentioned in prior comment 14.

The Registrant does not believe that its principal shareholder, Berggruen Holdings North America Ltd. (“BHNA”), is a promoter as defined by Rule 405 promulgated under the Securities Act. Rule 405 defines a promoter as “any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer.” (Emphasis added) As explained below, BHNA neither founded nor organized the business of the Registrant.

The Registrant, through its subsidiaries, is the successor of two separate operating businesses—AAiFosterGrant, Inc. (“FosterGrant”) and Magnivision, Inc. (“Magnivision”). Neither of those businesses were founded or organized by BHNA. FosterGrant’s predecessor, Accessory Associates, Inc., was incorporated in December 1985 as a distributor of costume jewelry and other fashion accessories and acquired the FosterGrant Group of companies, a distributor of sunglasses and other optical products, in 1996. Magnivision, a distributor of reading glasses, was incorporated in May 1993. Both of those businesses have been operating continuously since their formation.

BHNA and one of its affiliates (both of which were owned by a common parent) acquired all of the common stock of FosterGrant in a series of transactions during the period from September 2000 through September 2003 and FosterGrant continued to operate as a subsidiary of BHNA until September 29, 2004. During the period from July 2004 through September 2004, in connection with a re-financing and the acquisition of Magnivision, BHNA formed the Registrant, FGX International Holdings Ltd., two wholly-owned subsidiaries of the Registrant and a separate wholly-owned subsidiary of BHNA to acquire Magnivision. On October 1, 2004, BHNA purchased for cash 100% of the stock of Magnivision, Inc., a U.S. corporation, from American Greetings Corporation, a publicly traded U.S. corporation that was unrelated to BHNA.

Jay Mumford
Securities and Exchange Commission
July 27, 2007

During the period from May 2006 through February 2007, BHNA further reorganized its ownership interests in its two operating subsidiaries, FosterGrant and Magnivision, by merging the two separate subsidiaries into one wholly-owned subsidiary of the Registrant, FGX International Inc.

Notwithstanding the various corporate level transactions which occurred above the level of the two operating companies, FosterGrant and Magnivision, the business operations of those two previously unrelated entities were not founded or organized by BHNA. BHNA simply purchased, in arms-length transactions from unrelated third parties, two businesses that were founded, organized and operated long before BHNA’s awareness of their existence. Therefore, BHNA should not be considered a promoter within the meaning of Rule 405.

In addition, in response to the Staff’s comment, the Registrant has revised the Registration Statement to further clarify the substance of the foregoing. Please refer to page 4 of Amendment No. 4, which reflects the revisions.
Underwriting, page 137
12.	Please provide more specific information about your relationships with your underwriters mentioned in the first sentence of the paragraph added on page 139. Also, quantify the amount of the proceeds to be paid to the underwriters.

In response to the Staff’s comment, the Registrant has expanded the second sentence of the referenced paragraph to fully describe these relationships, and has therefore deleted the first sentence of that paragraph. The Registrant has also quantified the amount of proceeds to be paid to the underwriters as requested. Please refer to page 140 of Amendment No. 4, which reflects the revisions.
Financial Statements
13.	We note that you have not disclosed an estimated offering price or your anticipated stock split. Be advised that we are deferring final evaluation until the estimated offering price and split are specified.

The Registrant will disclose an estimated offering price and its anticipated stock split prior to the printing of its preliminary prospectus. The Registrant notes that the Staff is deferring final evaluation until the estimated offering price and split are specified.

Jay Mumford
Securities and Exchange Commission
July 27, 2007

Exhibits
14.	Please file the cost sharing agreement mentioned on page 22.

In response to the Staff’s comment, the Registrant has filed the cost sharing agreement mentioned on page 22 as Exhibit 10.29 to the Registration Statement.
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     The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.
     Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification with respect of Amendment No. 4, please do not hesitate to contact the undersigned by telephone at 954-768-8235 or Donn A. Beloff at 954-768-8283.
Sincerely,
/s/ BRIAN J. GAVSIE
Brian J. Gavsie
CC: Alec Taylor, CEO of the Registrant